EXHIBIT (a)(1)(D)

WELLS FARGO BANK MINNESOTA, N.A.

DAKOTA GROWERS PASTA COMPANY, INC.
OFFER TO PURCHASE FOR CASH
UP TO 3,920,000 SHARES
OF ITS COMMON STOCK, PAR VALUE $0.01 PER SHARE, AT $10.00 PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., MINNEAPOLIS TIME, ON                        , 2007, UNLESS THE OFFER IS EXTENDED

                 , 2007

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

In our capacity as Depositary, we are enclosing the material listed below relating to the offer of Dakota Growers Pasta Company, Inc., a North Dakota corporation (“Dakota Growers Pasta Company”), to purchase up to 3,920,000 shares (the “Maximum Number”) of its common stock, $0.01 par value (the “Shares”), at a price of $10.00 per share net to the seller in cash, without interest (the “Purchase Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated                        , 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Dakota Growers Pasta Company will purchase all Shares properly tendered and not validly withdrawn up to the Maximum Number, upon the terms and subject to the conditions of the Offer, including the provisions relating to proration described in the Offer to Purchase. See Section 1 “Number of Shares; Proration” of the Offer to Purchase.

The Purchase Price will be paid in cash with respect to all Shares purchased, without interest.

All Shares tendered and not purchased pursuant to the Offer, including Shares not purchased because of proration, will be returned at Dakota Growers Pasta Company’s expense as promptly as practicable following the Expiration Date.

The Offer is subject to conditions, including the sale of up to 1 million shares of Series F nonvoting convertible preferred stock to MVC Capital, Inc. for $10 million before expenses, the sale of up to 1 million shares of common stock to La Bella Holdings, LLC for $10 million before expenses and Dakota Growers Pasta Company’s receipt of up to $20 million in loan proceeds under a term loan agreement with CoBank that Dakota Growers Pasta Company has entered into in connection with these transactions. The number of shares that Dakota Growers Pasta Company sells to La Bella Holdings and MVC could be less than 1 million shares of common stock and 1 million shares of Series F nonvoting convertible preferred stock, if less than 3,920,000 shares are tendered in the Offer. See Section 6 “Certain Conditions of the Offer” of the Offer to Purchase.

We are asking you to contact your clients for whom you hold Shares registered in your name (or in the name of your nominee) or who hold Shares registered in their own names. Please bring the Offer to their attention as promptly as possible. Dakota Growers Pasta Company will, upon request, reimburse you for reasonable and customary handling and mailing expenses incurred by you in forwarding any of the enclosed materials to your clients.

For your information and for forwarding to your clients, we are enclosing the following documents:

1.      The Offer to Purchase.

2.      The Letter of Transmittal for your use and for the information of your clients together with the accompanying Substitute Form W-9.

3.      A letter to the shareholders of Dakota Growers Pasta Company from its President and Chief Executive Officer.

4.      The Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to the Depositary by the Expiration Date (each as defined in the Offer to Purchase).

5.      A letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space for obtaining such clients’ instructions with regard to the Offer.

6.      Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.

7.      A return envelope addressed to Wells Fargo Bank Minnesota, N.A., the Depositary.

WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 9:00 A.M., MINNEAPOLIS TIME, ON                        , 2007, UNLESS THE OFFER IS EXTENDED.

Dakota Growers Pasta Company will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. Dakota Growers Pasta Company will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the Offer to their customers. Dakota Growers Pasta Company will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, not including any shareholder’s federal income tax withholding if required.

As described in the Offer to Purchase, if more than 3,920,000 Shares have been validly tendered and not withdrawn prior to the Expiration Date, as defined in Section 1 of the Offer to Purchase, Dakota Growers Pasta Company intends to buy no more than 3,920,000 Shares in accordance with the following priority:  first, Dakota Growers Pasta Company will buy all tendered Shares from shareholders that own less than 1,000 Shares; second, Dakota Growers Pasta Company will buy the greater of 1,000 Shares or 29.8% of a tendering shareholders’ total ownership; and third, if more Shares are tendered than Dakota Growers Pasta Company can purchase while satisfying the first two criteria, Dakota Growers Pasta Company will purchase Shares on a pro rata basis. See Section 1 of the Offer to Purchase for a more detailed description. If the Offer is undersubscribed because less than 3,920,000 Shares are tendered, Dakota Growers Pasta Company will purchase all Shares tendered.

Dakota Growers Pasta Company’s board of directors has approved the Offer in connection with the sale of securities to MVC and La Bella Holdings as described in the Offer to Purchase. However, neither Dakota Growers Pasta Company nor its board of directors makes any recommendation to shareholders as to whether to tender or refrain from tendering shares. Shareholders must make their own decision whether to tender shares and, if so, how many shares to tender. Dakota Growers Pasta Company’s directors and executive officers have not made any final decisions whether they will tender shares, although some have indicated that they are considering tendering a portion of their shares in the Offer. MVC, Dakota Growers Pasta Company’s largest shareholder, has advised Dakota Growers Pasta Company that it will not tender shares in the Offer.

In order to tender Shares into the Offer, a duly executed and properly completed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, including any required signature guarantees, or an Agent’s Message, as defined in the Offer to Purchase, in the case of book-entry transfer, and any other required documents should be sent to the Depositary together with either certificate(s) representing tendered Shares or timely confirmation of their book-entry transfer, all in accordance with the instructions described in the Offer to Purchase and the related Letter of Transmittal.

Questions and requests for assistance or for additional copies of this Letter of Transmittal, the Offer to Purchase or the Notice of Guaranteed Delivery may be directed to Edward O. Irion, Chief Financial Officer, Dakota Growers Pasta Company, Inc., One Pasta Avenue, Carrington, North Dakota 58421 (telephone: (701) 652-2855).

Very truly yours,

WELLS FARGO BANK MINNESOTA, N.A.

Nothing contained herein or in the enclosed documents will constitute you or any other person the agent of Dakota Growers Pasta Company or the Depositary, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the documents enclosed herewith and the statements contained therein.